Contact

www.linkedin.com/in/antonwaitz (LinkedIn)
www.project-a.com/team/anton-waitz/ (Company)

Top Skills

Rockets

Languages

English (Full Professional)
Italian (Limited Working)
Spanish (Professional Working)

Anton Waitz

General Partner at Project A Ventures
Metropolregion Berlin/Brandenburg

Experience

Project A Ventures

General Partner
October 2016 - Present (8 years 8 months)
Berlin, Germany

Axel Springer Digital Ventures Inc

4 years

Managing Director
January 2014 - September 2016 (2 years 9 months)
Palo Alto & New York, USA

Office of the Chairman & CEO
2012 - January 2014 (2 years)
Berlin, Germany

Miscellaneous Institutions

8 years

Law Practice
2007 - 2010 (3 years)

- Noerr LLP (Business and Media Law Firm), Berlin
- German Embassy, Accra/Ghana
- Civil Court & Public Prosecution, Hamburg

Part-Time Work / Internships
2002 - 2007 (5 years)

- European Parliament, Brussels
- Freshfields Bruckhaus Deringer, Berlin
- Schertz Bergmann Rechtsanwälte, Berlin
- Stylepark AG, Frankfurt a.M.
- Der Tagesspiegel, Berlin
- Fundacion Arco Iris, La Paz/Bolivia

Kinderspiel e.V.

Co-Founder
2004 - 2010 (6 years)

Non-Profit Association fostering low-threshold social projects focused on young people in need

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Education

IESE Business School - University of Navarra
Master of Business Administration (MBA) · (2010 - 2012)

City of Hamburg
Second State Exam, Law · (2008 - 2010)

Albert-Ludwigs-Universität Freiburg im Breisgau
Ph.D., IP Law · (2006 - 2008)

Humboldt-Universität zu Berlin
First State Exam, Law · (2002 - 2006)